March 7, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. Ethan Horowitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Seahawk Drilling, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 filed March 1, 2010 Form 10-Q for Fiscal Quarter Ended September 30, 2010 filed November 9, 2010 File No. 001-34231

Dear Mr. Horowitz:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated February 22, 2011 relating to the above-referenced filings (the “Filings”) of Seahawk Drilling, Inc. (the “Company”). For your convenience, our response is prefaced by the corresponding Staff comment in italicized text.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Notes to Unaudited Consolidated and Combined Financial Statements

Note 2. Property and Equipment, page 10

1.

We note your response to prior comment one in our letter dated December 22, 2010. We also note the disclosures in your press release dated November 2, 2010, regarding the retention of Simmons & Company International to assist and advise you. As it pertains to your jack-up asset group, please provide to us your thorough analysis of each of the criteria of FASB ASC 360-10-35-21, (a) through (f), with respect to your September 30, 2010, financial statements, which you issued on November 9, 2010. For example, tell us how the Board of Director’s

United States Securities and Exchange Commission

March 7, 2011

decision to retain Simmons & Company International impacted your evaluation of subsection (f) of this standard. Additionally, please tell us when you began to contemplate filing petitions for relief under the United States Bankruptcy Code and when you began communicating with Hercules Offshore, Inc. regarding a potential purchase of your assets. In this regard, your response should also address management’s assertion that your jack-up fleet asset value was fully recoverable based on expectations of undiscounted future cash flow from the operation of and eventual disposition of this asset class over their expected useful lives as of September 30, 2010. We may have further comments upon our review of your response.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s management concluded that there were no indicators of impairment for the Seahawk jack-up asset group for the quarter ended September 30, 2010. For the reasons discussed below, the retention by the Company of Simmons & Company International (“Simmons”), the subsequent filing for relief under the United States Bankruptcy Code and the related proposed sale of the Company’s assets to Hercules Offshore, Inc. (“Hercules”) did not impact the Company’s evaluation of the factors set forth in FASB ASC 360-10-35-21 with respect to its September 30, 2010 financial statements. Accordingly, no impairment expense was recorded for the quarter ended September 30, 2010, other than the impairment expenses relating to the reclassification of the Seahawk 2505 to asset held for sale. Therefore, at September 30, 2010 and at the time of the filing of the September 30, 2010 financial statements, there were no events or changes in circumstances that indicated that the carrying value of the Company’s jack-up rigs (other than Seahawk 2505) and its jack-up asset group would not be fully recoverable.

The Company does not believe that its decision to retain Simmons was a triggering event under subsection (f) of FASB ASC 360-10-35-21 for the quarter ended September 30, 2010 or an event that resulted in a subsequent event that requires disclosure under FASB ASC 855-10-55. Simmons was retained by the Company in October 2010 to assist the Company in exploring and considering possible strategic alternatives, which included potential transactions involving additional funding, recapitalizations, sales of assets or a sale or merger of the Company. Beginning in early October 2010, Simmons contacted more than one hundred potential parties. Simmons indicated to potential parties that the Company was open to exploring all strategic alternatives, including a sale of the Company, debt and equity investments and asset sales. Following these efforts, eight indications of interest were received by the Company by November 30, 2010. The Company did not begin negotiating a sale of the company with a third party until after it had received these indications of interest and then commenced negotiations exclusively with one party (“Party A”), which was not Hercules, although Hercules had submitted an inferior indication of interest. A letter of intent was executed with Party A on December 17, 2010 and negotiations continued until January 21, 2011 at which time negotiations with Party A terminated. Simmons then contacted several parties that previously expressed interest in acquiring the Company,

United States Securities and Exchange Commission

March 7, 2011

including Hercules. On or before January 28, 2011, Simmons received a proposal from Hercules. After evaluating indications of interest and potential offers received from interested parties, the Company entered into a purchase agreement with Hercules on February 11, 2011. At September 30, 2010 and at the time the September 30, 2010 financial statements were issued on November 9, 2010, the Company had not concluded its process of contacting potentially interested parties and was considering multiple strategic options, which included options other than a sale of assets or a sale of the Company. Therefore, at the end of its third quarter and at the time it issued its third quarter financial statements, the Company did not have an expectation that, more likely than not, a jack-up rig (other than the Seahawk 2505) or its jack-up asset group would be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Although the possibility of a filing for relief under the United States Bankruptcy Code was always an option as the Company’s liquidity and revenue generation continued to decline, the Company did not begin contemplating filing petitions for relief until after November 30, 2010 during exclusive negotiations with Party A, which was after the September 30, 2010 financial statements were issued. Therefore, the possibility of a filing for relief under the United States Bankruptcy Code did not impact the Company’s analysis of the criteria under FASB ASC 360-10-35-21 with respect to its September 30, 2010 financial statements.

As it pertains to the Company’s jack-up asset group, below was the Company’s analysis of each of the criteria of FASB ASC 360-10-35-21, (a) through (f), with respect to its September 30, 2010 financial statements that were issued on November 9, 2010:

(a) A significant decrease in the market price of a long-lived asset (asset group). The Company concluded that there were no indications that its jack-up asset group significantly declined in value since its previous valuation assessments, which were performed at December 31, 2009. The impairment of the Seahawk 2505 due to its reclassification as an asset held for sale did not impact the Company’s recoverability of the remainder of its asset group as the valuation of the group had not significantly declined since the December 31, 2009 assessment.

(b) A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition. The Company was utilizing its jack-up asset group in the same manner as it did for all of its historical periods, and the physical condition of the jack-up asset group was considered by the Company to be unchanged except for ordinary wear and tear.

(c) A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator. The Company considered the change in regulatory environment resulting from the Macondo well oil spill and the related delays in permitting by the Bureau of Ocean Energy Management (BOEM). At the time, the

United States Securities and Exchange Commission

March 7, 2011

Company considered the permitting delays to be short-term disruptions that would be rectified once operators had a better understanding of the new permitting rules. While this change in the regulatory environment had an impact on the Company’s then-current operations, the Company believed the effect would be temporary as the operators worked to comply with the new permitting rules. Therefore, the Company did not believe that this change in the regulatory environment should be an indicator that a decline in the value of its jack-up asset group occurred, since the Company did not believe that the changes would have a long-term adverse effect on its business. There were no other changes in legal factors which indicated a decline in the value of the Company’s jack-up asset group or the Company’s ability to utilize the jack-up asset group in a manner consistent with its historical usage.

(d) An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group). Since the Company did not have any significant asset construction projects, it did not believe that this indicator was applicable to its jack-up asset group.

(e) A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group). In its evaluation of this criteria, the Company considered the highly cyclical nature of its business, that market conditions during the first quarter of 2010 showed improvement and that exploration and production budgets for 2010 were estimated to increase above 2009 levels. Also, prior to the Macondo well oil spill, the Company’s fleet utilization and dayrates were increasing along with the level of bid activity. While the effects of the Macondo well oil spill would lead to incremental regulatory requirements and changes to operating procedures, the Company believed that its longer-term business outlook and economics would not be adversely affected once these regulatory requirements and changes were institutionalized. In addition, management continued to take steps to reduce the Company’s operating costs. Based on these cost reduction measures and the Company’s belief that drilling rates and utilization would improve during 2011, the Company continued to expect the jack-up asset group to deliver positive cash flow and be able to recover its value over the remaining life of the fleet.

(f) A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As discussed above, the Company did not engage in any negotiations or have any commitments to sell or otherwise dispose of any of its jack-up asset group beyond the Seahawk 2505. The decision to sell one jack-up rig did not alter the Company’s basic operational plan or expectations for the fleet as a whole.

A subsequent event is defined in FASB ASC 855-10-20 as an event or transaction that occurs after the balance sheet date but before the financial statements are issued or ready to be issued. The Company filed its financial statements for the quarter ended September 30, 2010 on November 9, 2010 and at the time of that filing there had

United States Securities and Exchange Commission

March 7, 2011

been no event or change in circumstances that indicated that the carrying value of the Company’s jack-up rigs (other than Seahawk 2505) and its jack-up asset group would not be fully recoverable.

Based on the considerations noted above, management did not believe there had been any indicators of impairment for the Company’s jack-up asset group. Accordingly, no impairment expense other than with respect to the Seahawk 2505 was recorded for the quarter ended September 30, 2010.

If any member of the Staff has any questions concerning these matters, he or she should contact the undersigned at (713) 369-7315.

Very truly yours,

Seahawk Drilling, Inc.

/s/ James R. Easter
James R. Easter
Senior Vice President and Chief Financial Officer

cc:	Suying Li, United States Securities and Exchange Commission
Sandy Eisen, United States Securities and Exchange Commission